Mail Stop 7010


November 17, 2005


Via U.S. mail and facsimile

Mr. Enrique Cibie
Chief Executive Officer
Masisa S.A.
900 Circle Seventy-five Parkway, Suite 720
Marietta, GA 30339

Re:	Masisa S.A.
Amendment No. 3 to Registration Statement on Form F-1
Filed November 14, 2005
File No. 333-128694

Dear Mr. Cibie:

      We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note that you have provided unaudited interim financial statements for the period ended September 30, 2005. Please revise the Summary Financial Data, Capitalization, Dilution, Selected Financial Data and MD&A sections to reflect these interim financial statements. In addition, we note that other disclosures throughout your prospectus are dated as of June 30, 2005. Please update these disclosures as of September 30, 2005.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      Please contact Andrew Schoeffler, Staff Attorney, at (202)
551-
3748 or, in his absence, the undersigned at (202) 551-3760 with any questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Mr. Richard M. Kosnik, Esq.
Jones Day
222 East 41st Street
New York, NY 10017

Mr. Nicholas A. Kronfeld, Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017
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Mr. Enrique Cibie
Masisa S.A.
November 17, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE